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__________, 2010

Rome Bancorp, Inc.
100 W. Dominick Street
Rome, New York 13440

Re:	Acquisition of Rome Bancorp, Inc.

Ladies and Gentlemen:

We have acted as special counsel to Rome Bancorp, Inc., a Delaware corporation (“Rome”), in connection with the planned merger (the “Merger”) of Rome with and into Berkshire Hills Bancorp, Inc. (“Berkshire Hills”) pursuant to the Agreement and Plan of Merger (the “Plan of Merger”) by and between Berkshire Hills and Rome dated as of October 12, 2010.  We issue this opinion pursuant to Section 9.3.6 of the Plan of Merger.

In connection with this opinion, we have reviewed:  (i) the Plan of Merger; and (ii) the Certificates of Officers of Berkshire Hills and Rome as to certain factual matters, dated the date hereof (the “Certificates”), and have assumed that such statements and representations will be complete and accurate as of the effective time of the Merger.

We have relied, with the consent of Berkshire Hills and Rome, upon the accuracy and completeness of the Certificates (which Certificates we have neither investigated nor verified).  We also have relied upon the accuracy of the Registration Statement on Form S-4 (File No. ____________) filed by Berkshire Hills with the Securities and Exchange Commission in connection with the Merger (the “Registration Statement”) and the Prospectus/Proxy Statement included therein.

In rendering this opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, interpretive rulings of the Internal Revenue Service (the "IRS"), pertinent judicial authorities and such other authorities as we have considered relevant as of the date hereof (hereinafter, collectively referred to as “Current Law”).

Based upon and subject to the foregoing, we are of the opinion that under Current Law the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and we hereby confirm that, in our opinion, the statements set forth in the discussion contained in the Registration Statement under the caption “Material Tax Consequences of the Merger” are accurate in all material respects.

This opinion is based on Current Law.  It is possible that Congress could enact new law, or that Department of the Treasury or the IRS could issue authorities, after the date hereof which would be inconsistent with the opinion expressed herein.  It is possible that courts of competent jurisdiction could issue decisions after the date hereof which would be inconsistent with the opinion expressed herein.  Any changes in law could have retroactive effect.

Rome Bancorp, Inc.
____________, 2010

We express our opinion herein only as to those matters specifically set forth above and no opinion should be inferred as to the tax consequences of the Merger under any state, local or foreign law, or with respect to other areas of United States federal taxation.

This opinion is furnished solely for Rome’s benefit and may not be used or relied upon by any other person for any other purpose.  This opinion may not be circulated, quoted or otherwise referred to for any purpose without our express written consent.

Very truly yours,

SNR DENTON US LLP